EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (this “Agreement”), effective as of [________], 2013, by and between SP Investments Management, LLC, a Delaware limited liability company (the “Adviser”), and SharesPost 100 Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company; and

WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement, dated [________], 2013 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund, which may be amended from time to time, for compensation based on the net asset value of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund, and, therefore, have entered into this Agreement, in order to maintain the expense ratio of the Fund at the level specified in Section 1.2 hereto; and

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Expense Limitation.

1.1	Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by the Fund in any fiscal year, including but not limited to organizational fees initially waived by the Adviser and advisory fees of the Adviser (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act, if any) (“Fund Operating Expenses”), exceed the Operating Expense Limit (as defined below), such excess amount (the “Excess Amount”) shall be the liability of the Adviser, and the Adviser hereby agrees to waive such Excess Amount payable to it, or reimburse the Fund for any expenditures it has made exceeding the Operating Expense Limit.

1.2	Operating Expense Limit. The maximum operating expense limit in any fiscal year with respect to the Fund shall be 2.50% of the average net assets of the Fund (the “Operating Expense Limit”).

1.3	Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Fund’s Operating Expense Limit, the Adviser shall waive or reduce its advisory fee for such month by an amount, or remit an amount to Fund, sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

1.4	Reimbursement. The Adviser shall keep a record of the amount of expenses that it waived or reimbursed pursuant to Sections 1.1 and 1.3 hereof (“Prior Expenses”). If at any future date the total expenses of the Fund are less than the Excess Amount, the Adviser shall be entitled to be reimbursed for all or a portion of such Prior Expenses to the extent possible and solely payable from the Excess Amount. If the expenses subsequently exceed the Operating Expense Limit, the reimbursement of Prior Expenses shall be suspended and, if subsequent reimbursement of Prior Expenses shall be resumed to the extent that expenses do not exceed the Operating Expense Limit (unless previously terminated by the Adviser), the Operating Expense Limit shall be applied. Notwithstanding anything in this Section 1.4 to the contrary, the Fund shall not reimburse the Adviser for any Prior Expense pursuant to this Section 1.4 more than three (3) years after the expense was incurred. It is not intended by the Fund or the Adviser that the reimbursement of Prior Expenses pursuant to this Section 1.4 shall be an obligation of the Fund (a) unless and until the total expenses of the Fund are less than the Operating Expense Limit and then only to the extent of the Excess Amount and (b) unless such Prior Expense was incurred less than three (3) years prior to the reimbursement. The Adviser understands that total expenses of the Fund may never be reduced below the applicable Operating Expense Limit and there is no assurance that the Prior Expenses shall be reimbursed.

2.	Term and Termination of Agreement. This Agreement shall continue in effect through [_________], 2015 and from year to year thereafter; provided that each such continuance is specifically approved by the Board of Trustees of the Fund. This Agreement shall terminate automatically upon the termination of the Advisory Agreement.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2	Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Agreement and Declaration of Trust, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

3.3	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement on the day and year first above written.

SHARESPOST 100 FUND

By:
Name:
Title:

sp investments management, llc

By:
Name:
Title: